UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Special Shareholders’ Meeting

Call Notice

The shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to attend the Special Shareholders’ Meeting to be held at 11:00 a.m. on May 28th, 2015, at the Company’s head office, at Av. Eng. Luiz Carlos Berrini, 1376, 20th floor, auditorium, Cidade Monções neighborhood, City of São Paulo, State of São Paulo, to resolve about the following agenda:

(a)    to ratify the hiring, effected by the Board, of the specialized evaluation company Planconsult Planejamento e Consultoria Ltda., registered in the CNPJ/MF under nº 51.163.798/0001-23 (“Planconsult”), to prepare the appraisal report of the value of the shares issued by GVT Participações S.A. (“GVTPar”), based on its economic value on December 31, 2014 (i) for the purposes of Article 256 of Law 6,404/76  as amended (“Law of Corporations”), as well as (II) for the purposes of determining the Company's capital increase as a result of the incorporation of GVTPar’s shares, under Article 252 of the Law of Corporations (“Appraisal Report”);

(b)    to appreciate the Appraisal Report and ratify, according to the first paragraph of Article 256 of the Law of Corporations, the celebration of the Stock Purchase Agreement and Other Covenants occurred on September 18, 2014 between the Company, Vivendi S.A., Société d’Investissement et de Gestion 72 S.A., Société d’Investissement et de Gestion 108 SAS, Telefónica, S.A., and, as intervening parties, GVTPar e Global Village Telecom S.A. (“GVT”), dealing with the acquisition, by the Company, of all GVTPar’s shares, GVT’s controlling company, as well as the other related documents;

(c)     to approve the terms and conditions of the Share Incorporation and Justification Instrument Protocol of GVTPar by the Company ("Protocol"), according to the articles 224, 225 and 252 of the Law of Corporations, which establishes the terms and general conditions of the incorporation of GVTPar’s shares provided in the Stock Purchase Agreement;

(d)    to approve the respective Appraisal Report mentioned in item (a) above;

(e)    to approve the merger of shares issued by GVTPar by the Company and its implementation, with the conversion of GVTPar as a wholly-owned subsidiary of the Company and the consequent increase in the capital stock of the Company and amendment to the wording of Article 5 of the Company’s Bylaws, as a result of the merger of shares and also adapting it to the capital increase deliberated by the Board of Directors;

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Special Shareholders’ Meeting

Call Notice

(f)     to  approve the proposal for restructuring the Company's administrative structure, including the change in the minimum number of Directors and the extinction of the role of General and Executive Officer, whose functions will be incorporated in the Chief Executive Officer’s functions, with the consequent amendment of Articles 20, 22 and 23 of the Company's Bylaws in order to reflect this restructuring, as well the  alteration of sub item XXVIII in the Article 17 of the Company's Bylaws, which deals with the Board of Directors' competence regarding to the internal audit;

(g)    to approve the consolidation of the Bylaws, according to the Administration Proposal, and

(h)    to approve the election of a Board of Directors' member, to fill the position left vacant on March 25, 2015.

GENERAL INSTRUCTIONS:

•         In accordance with Article 12 of the Bylaws, may only participate and vote at the Shareholders’ Meeting, the shareholders whose shares are registered in their name in the proper book, up to 72 (seventy two) hours before the date appointed for the respective Assemblies.

•         In order to confer more celerity and efficiency to the work of the Meeting, according to the paragraph 2nd, article 12 of the Company’s Bylaws, the corresponding powers-of-attorney for the Meeting must be filed at 1376 Eng. Luiz Carlos Berrini Avenue, 28th floor, Cidade Monções neighborhood, City of São Paulo, State of São Paulo addressed to the Investor Relations Department, (telephone: +55 11 3430-3687), on business days, from Monday to Friday, between 9:00 a.m. and 6:00 p.m. and until 11:00 a.m. on May 26th, 2015. Such powers-of-attorney must have special authorities and be accompanied by certified copies of the Bylaws and by the corporate acts that prove the power of the corporate entity, as well identity card and CPF of legal representatives, and investment funds also shall submit, a certified copy of its regulation and of the bylaws and corporate acts that prove the power of the representative of the respective administrator. The documents drawn up abroad in a foreign language should be notarized, consularized, translated to Portuguese and its translations recorded in the Registry of Deeds and Documents.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Special Shareholders’ Meeting

Call Notice

•         Individuals Shareholders must present an identity card and CPF.

•         The shareholders participating in the Stock Exchange Custody Program for Nominal Shares shall submit an abstract with the respective shareholder stake, issued by the custodian body as of May 26th, 2015, including.

•         Documents relating to the agenda, including required information according to CVM Instruction 481/2009, are available to shareholders at the Company’s head office, and may also be found on the websites of the Brazilian Securities Commission - CVM (www.cvm.gov.br), BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the Company's website (www.telefonica.com.br/ir) since the present date.

São Paulo, May 12th, 2015.

__________________________________

Antonio Carlos Valente da Silva

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 13, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director